Sustainable Opportunities Acquisition Corp.
                                          1601 Bryan Street, Suite 4141
                                               Dallas, Texas 75201

                                                     May 26, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:      Sustainable Opportunities Acquisition Corp.
         Registration Statement on Form S-4
         Filed April 8, 2021
         File No. 333-255118

         Dear Sir or Madam:

          This letter sets forth responses of Sustainable Opportunities
Acquisition Corp. (   SOAC   ) to the comments
of the staff of the Division of Corporation Finance (the    Staff   ) of the
Securities and Exchange Commission set
forth in your letter, dated May 5, 2021, with respect to the above referenced Registration Statement on Form S-4
(File No. 333-255118) (the    Registration Statement   ). Capitalized terms
used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

          The text of the Staff   s comments has been included in this letter
for your convenience, and we have
numbered the paragraphs below to correspond to the numbers in the Staff   s
letter. For your convenience, we have
also set forth SOAC   s response to each of the numbered comments immediately
below each numbered comment.

         In addition, SOAC has revised the Registration Statement in response
to the Staff   s comments and SOAC is
concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions
and updates certain other information. Page numbers in the text of SOAC   s
responses correspond to page numbers
in the Registration Statement, as so amended (the    Amended Registration
Statement   ).

Registration Statement on Form S-4 filed April 8, 2021

Cover Page

1.       Staff   s Comment:

          We note your disclosure in bolded language that public shareholders may elect to redeem their Public
Shares even if they vote for the Business Combination Proposal. We further note your disclosures on pages 17 and
F-8 that    each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or
against the proposed transaction.    Please clarify your disclosures here and
elsewhere to address the redemption
rights if a public shareholder elects to redeem their public shares, without voting, and if they do vote, irrespective of whether they vote for or against the Business Combination Proposal and the other proposals herein.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
disclosure on the cover page and pages 17, 34 and 98 of the Amended Registration Statement.

***Copyrighted Material Omitted***
 2.       Staff   s Comment:

         We note that you have included as separate proposals, Proposal 3, the Charter Proposal, and Proposal 4, the Organizational Documents Proposals. The Charter proposal appears to be a vote to approve the TMC Notice and Articles, and you direct investors to refer to Proposal 4 the Organizational Documents Proposals to see a
summary of the key differences between the Memorandum and Articles of Association of SOAC under Cayman
Islands law and the TMC Notice and Articles under the BCBCA. We note that the approval of the Charter Proposal
(with the exception of the change in authorized share capital which requires an ordinary resolution) requires a special resolution under Cayman Islands law, whereas the Organizational Documents Proposals require only a a non-binding advisory resolution. It appears that under the Cayman Islands
Companies Act and SOAC   s Amended
and Restated Memorandum and Articles of Association a company may, by special resolution, alter its memorandum of association with respect to any objects, powers or other matters specified therein. See e.g., Section 10 of the
Cayman Islands Companies Act and Section 18.3 of the SOAC amended and restated memorandum. Please clarify why you have included the Charter Proposal and the Organizational Documents Proposal as separate proposals, and tell us whether you will provide stockholders with a separate vote regarding the the material changes to
SOAC   s Memorandum and Articles of Association and subject such proposals to a special resolution under Cayman
Islands law. For guidance, see also Question 201.01 of the Division   s
Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations. Also include in your subsequent amendment the form of proxy card for review and clarify whether any proposal is conditioned upon another proposal.

         Response:

          SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has included the Charter
Proposal because, pursuant to Section 10 of the Cayman Islands Companies Law
(the    Companies Law   ) and
Article 18 of SOAC   s Amended and Restated Memorandum and Articles of
Association (the    SOAC Memorandum
and Articles   ), a special resolution is required to adopt the TMC Notice and
Articles as the governing documents of
TMC, with the exception that the change in authorized share capital requires only an ordinary resolution. Under the Companies Law, no separate vote is required on the individual changes to the SOAC Memorandum and Articles and, therefore, the entirety of the amendments reflected in the TMC Notice and Articles, including the changes in authorized share capital, are being submitted for shareholder approval by special resolution. SOAC has revised the disclosure on the cover page and pages 8, 22, 33, 94, 97, 100, 204, and 236 of the Amended Registration Statement to clarify that no separate ordinary resolution is being proposed to approve the change in authorized share capital.

         Separately, SOAC is providing shareholders with a non-binding advisory vote on the unbundled Proposals
4A through 4F (which are collectively referred to as the    Organizational
Documents Proposals   ) described in the
section of the Registration Statement entitled    Proposal No. 4 - The
Organizational Documents Proposals    to
satisfy the Staff   s unbundling guidance and Question 201.01 of the Division
s Exchange Act Rule 14a-4(a)(3)
Compliance and Disclosure Interpretations (   Question 201.01   ). SOAC
respectfully submits that providing
shareholders a non-binding advisory vote with respect to the unbundled proposals in the Organizational Documents
Proposal is consistent with Question 201.01 and public statements made by the Staff regarding the proxy rules.
Specifically, Question 2.01 provides that shareholders    should have an
opportunity to express their views separately
on...material provisions that will establish their substantive rights as shareholders, even if as a matter of state law
these provisions might not require a separate vote.    However, the Staff has
emphasized in public statements that the proxy rules are meant to replicate the opportunity that shareholders would have to exercise their voting rights if they were personally present at a meeting of shareholders, and that the Commission has sought to use its authority in a manner that does not conflict with the primary role of states in regulating corporate governance. Accordingly, the
Staff has not taken a position on whether a matter unbundled in accordance with Question 201.01 is presented as binding or non-binding where state law would not require a separate vote. SOAC believes that such statements regarding state law are equally applicable to the laws of the Cayman Islands. Therefore, SOAC is providing its shareholders with a separate non-binding advisory vote on each unbundled Organizational Documents Proposal so that shareholders may express their views separately on these proposals, but SOAC is not subjecting the
Organizational Documents Proposals to separate special resolutions, as such special resolutions are not required by Cayman Islands law.
          SOAC has included the form of proxy card as Exhibit 99.1 to the Amended Registration statement.

                                                           2



Questions and Answers, page 8

3.       Staff   s Comment:

       Please include a separate question and answer to address the separate steps to the initial business combination and why you are including a Charter Proposal and a non-binding advisory Organizational Documents
Proposal.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has included the
requested questions and answers on pages 10 and 17 of the Amended Registration Statement.

4.       Staff   s Comment:

          Please include a separate question and answer to address the conflicts of interest considered by the SOAC
Board in its recommendation to enter into an initial business combination with DeepGreen, including a discussion
of the Sponsor Earnout Shares. We note your disclosure on page 214 that    SOAC
Board also considered that some
officers and directors of SOAC might have interests in the Business Combination as individuals that are in addition
to, and that may be different from, the interests of SOAC   s shareholders.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has included the
requested question and answer on pages 11 through 12 of the Amended Registration Statement.

Risk Factors

Risks Relating to the Business Combination and SOAC, page 63

5.       Staff   s Comment:

         We note that you are registering only a portion of the common shares to be issued upon closing of the business combination and related transactions, as well as your summary risk factor disclosure on page 39 that a significant portion of your total outstanding shares are restricted from immediate resale but may be sold into the market in the near future which could cause the market price of your Class A ordinary shares to drop significantly,
even if TMC   s business is doing well. Please disclose the risks attendant to this scenario in your risk factors section, and within this revision, please quantify the number of such shares that could be sold into the market in the near future.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has included the
requested disclosure on page 73 of the Amended Registration Statement.

                                                           3
 Information About DeepGreen Overview, page 113

6.       Staff   s Comment:

        We note your overview of all your mineral properties. Please state which of your properties you consider to be material and describe to us the basis underlying your materiality determination.

         Response:

          Item 102 of Regulation S-K requires disclosure of the registrant   s
principal physical properties to the extent
that the properties are material. Pursuant to Instruction 2 to Item 102, in determining materiality under this Item, the registrant should take into account both quantitative and qualitative
factors    as per Instruction 1 to Item 101 of
Regulation S-K. DeepGreen believes that the NORI and TOML Contract Areas are currently its only material mineral properties after due consideration of both quantitative and qualitative factors. DeepGreen has identified the
NORI and TOML Contract Areas as DeepGreen   s material mineral properties on
page 121 of the Amended
Registration Statement. The NORI Contract Area is the seafloor parcel where DeepGreen has performed the most resource definition and environmental work to date, including the establishment of measured, indicated and inferred
mineral resources based on NORI   s exploration activities in such areas as
described in the NORI Technical Report
Summary, dated March 2021, prepared by AMC Consultants Ltd. The NORI Technical Report Summary included an initial assessment and an economic analysis of NORI Area D and a development plan has been created with
respect to the NORI Contract Area. As part of DeepGreen   s acquisition of TOML
in 2020, DeepGreen benefitted
from existing environmental studies and resource definition included in a Canadian NI 43-101 compliant technical resource report with established measured, indicated and inferred mineral resources as described in the TOML
Technical Report Summary, dated March 2021, prepared by AMC Consultants Ltd. DeepGreen intends to develop the resources in the NORI Contract Area initially and then focus on the TOML Contract Area given the resource definition work and environmental studies performed to date and has development plans for each such area as set forth in the Technical Report Summaries. To date, very limited offshore marine resource definition activities in the
Marawa Contract Area have occurred and DeepGreen expects to commit future resources as contractually agreed with Marawa Research and Exploration Limited (MREL) to evaluate the future commercial viability of any project in such area. DeepGreen has not completed adequate research to establish the economic viability of any project in the Marawa Contract Area. Further work will need to be conducted in order to assess the viability of any potential project in the Marawa Contract Area and such work will take several years until such assessment can be made.
Accordingly, given the lack of substantive mineral resource definition activities to date in the Marawa Contract Area and the uncertain viability of any project in such area, DeepGreen does not believe that the Marawa Contract Area property is currently a material property after due consideration of both the quantitative and qualitative factors as per
Item 102 of Regulation S-K.

Environmental Market Opportunity, page 117

7.       Staff   s Comment:

         You disclose that DeepGreen believes that it is positioned to become one of the lowest ESG footprint metal companies in the industry, offering an expected 70-99% reduction of most lifecycle ESG impacts. Please define what you consider lifecycle ESG impacts and your basis for your belief that DeepGreen will achieve a 70-99% reduction in such impacts. Please also address any limitations to this belief. For example, in terms of per-kilogram emissions
from DeepGreen   s production, it appears this may be relative to land ore
averages depending on if your contractor
does not use hydropower or another renewable source to process the nodule, as discussed in your White Paper
Questions and Answers as available on DeepGreen   s website.

         Response:

          SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has provided additional
information on pages 124 through 126 of the Amended Registration Statement about what DeepGreen considers
lifecycle ESG impacts and the basis for DeepGreen   s belief that it will
achieve 70-99% reduction in such impacts. In
that regard, a table has been included that provides details for the 70-99% reduction numbers and also describes the
 limitations on such belief, such as DeepGreen   s commitment to locate its
onshore processing facilities in places with access to renewable power. The white papers referenced in the revised disclosure can be accessed by the Staff as follows: https://metals.co/research and https://www.sciencedirect.com/science/article/pii/S0959652620338671.

                                                          4



Summary of Mineral Resources, page 120

8.       Staff   s Comment:

        Please state your point of reference, such as in-situ, for all your resource estimates. See Item 1303(b)(3)(v) of Regulation S-K.

         Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the headers
to each of the mineral resource estimate tables on pages 128, 148, 149 and 164, respectively, of the Amended
Registration Statement to state that such mineral resource estimates are
In-Situ   .

Mineral resource estimate, page 139

9.       Staff   s Comment:

         We note you report wet tons quantities and abundance, along with dry weight percentages for your respective metal analyses. Please clarify this mixed disclosure and include your estimated moisture content along with the overall resource recovery factors as a footnote to your resource estimates.

         Response:

          SOAC respectfully acknowledges the Staff s comment and advises the Staff that it has included a footnote to the mineral resources estimate tables on pages 129, 148, 149 and 164 of the Amended Registration Statement that clarify the mixed disclosure and included the estimated moisture content along with the statement that estimates are presented on an undiluted basis without adjustment for resource recovery.

Mineral resource estimate, page 140

10.      Staff   s Comment:

        We note your mineral resource estimate for NORI Area D was determined using a 4 kg/m2 abundance cut-off which was derived from the estimates of your costs and revenues presented in the NORI Technical Report
Summary. Please disclose the method of calculation using your metal prices, mining/processing costs, and metallurgical recoveries.

         Response:

          SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has added disclosure
relating to the method of calculation on page 148 of the Amended Registration Statement.

Assumed Economic Inputs, page 147

11.      Staff   s Comment:
         We note your price estimate forecasts were provided by CRU International Limited. Please disclose the preparation date for this market report, confirm this is the same report utilized in Exhibits 96.1 and 96.2, and provide a copy supplementally of this report.

         Response:

          SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has disclosed the
preparation date for the CRU report (October 23, 2020) and confirms that this is the same report utilized in the Technical Report Summaries filed as Exhibits 96.1 and 96.2 to the Registration Statement. Attached as Annex A to this letter is a copy of the CRU Report dated October 23, 2020.

                                                          5



Production schedule, page 147

12.      Staff   s Comment:

         We note your cash flow analysis includes inferred resources which amount to approximately 2% of your total production. Please note Item 1302(d)(4)(ii)(C) of Regulation S-K requires disclosure, with equal prominence, of the results of the economic analysis excluding inferred resources in addition to the results that include inferred resources. In the event there is not a significant difference, make a statement to that effect.

         Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has included disclosure
on page 157 of the Amended Registration Statement that discloses with equal prominence the cash flow analysis results of the economic analysis excluding the inferred mineral resources and have also stated that the inclusion of such inferred resources in the economic analysis did not result in a significant difference.

Employment Arrangements, page 163

13.      Staff   s Comment:

          We note the disclosures related to DeepGreen   s employment
agreements with several of its officers that are
currently in effect. We further note the disclosure that you are currently negotiating employment agreements with these officers for the post-close merger entity. Please file as exhibits to the registration statement the employment
agreements with DeepGreen   s members of management.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has filed the existing
employment agreements with each of the named executive officers of DeepGreen as Exhibits 10.17, 10.18 and 10.19 to the Amended Registration Statement. SOAC expects such officers to enter into new employment agreements with
TMC following the closing of the Business Combination.

DeepGreen   s Management   s Discussion and Analysis of Financial Condition and
Results of Operations

Contractual Obligations and Commitments, page 174

14.      Staff   s Comment:

        You disclose here that as at December 31, 2020, DeepGreen   s original
commitment of $30 million in cash
and 10 million common shares still remained to be completed as such obligation is dependent upon successful completion by Allseas of the collector test. In terms of the $30 million owed, please disclose here the timing of such payments disclosed on page 123-124, including that DeepGreen would pay to Allseas $10,000,000 on June 30, 2021 on confirmation of placing an order for certain equipment and demonstrating certain progress on construction of the collector vehicle. Please disclose if this payment is expected to be due on June 30, 2021.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has disclosed on pages
132 and 185 through 186 of the Amended Registration Statement the required timing of the payments to Allseas and
DeepGreen   s expectation of the timing of the $10,000,000 payment anticipated to be due on June 30, 2021.

                                                          6



Governing Law, page 203

15.      Staff   s Comment:

         We note the disclosure that the Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the (i) Cayman Islands Companies Act (as
Revised) also applies to the Continuance and (ii) laws of the Province of British Columbia, Canada also applies to the Continuance, the Preferred Share Conversion, the Convertible Debenture Conversion and corporate matters related to the DeepGreen Information Circular, the DeepGreen Securityholders meeting and the Plan of
Arrangement). Please expand the disclosure here to provide additional details to this brief reference and explain the instances when both the Cayman Islands Companies Act (as Revised) and the laws of the Province of British
Columbia, Canada would apply to the Continuance.

         Response:

          SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
disclosure on pages 216 through 217 of the Amended Registration Statement. The Continuance will be authorized by the shareholders of SOAC in accordance with the requirements (including the requisite level of shareholder approval) of the Cayman Islands Companies Act (as Revised), and SOAC will be continued out of the Cayman
Islands in accordance with and pursuant to the Cayman Islands Companies Act (as Revised). The continuance of
SOAC into the Province of British Columbia, Canada will be effected in accordance with and pursuant to Division 8
of Part 9 of the Business Corporations Act (British Columbia) (the    BCBCA
). As such, while both the Cayman
Islands Companies Act (as Revised) and the laws of the Province of British Columbia, Canada apply to the
Continuance, each such corporate law apply to different steps of the process.

         Further, the laws of the Province of British Columbia, Canada apply to the Preferred Share Conversion, the
DeepGreen Information Circular, the DeepGreen Securityholders meeting and the Plan of Arrangement as those are matters of domestic corporate laws relating to DeepGreen, which is a company incorporated under and governed by the BCBCA. Similarly, since the convertible debenture is governed by the laws of the Province of British Columbia, Canada, the Convertible Debenture Conversion is governed by such laws.

PIPE Financing, page 205

16.      Staff   s Comment:

        We note that concurrently with the execution of the Business Combination Agreement, SOAC entered into the Subscription Agreements with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and SOAC has agreed to issue and sell to the PIPE Investors, an aggregate of
33,030,000 TMC Common Shares, for aggregate gross proceeds of $330,300,000, and that SOAC will grant the
PIPE Investors certain registration rights in connection with the PIPE Financing. We further note that the PIPE
 Investors will own approximately 11% of the outstanding TMC common stock after the initial business combination.
Please revise to identify the PIPE Investors.

        Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
beneficial ownership table on pages 198 through 200 of the Amended Registration Statement to include the PIPE
Investor expected to beneficially own more than 5% of the TMC Common Shares outstanding immediately following the Business Combination.

                                                        7



Proposal No. 2 --The Business Combination Proposal

Background to the Business Combination, page 205

17.     Staff   s Comment:

         Please revise your disclosure to discuss how the nature and amount of consideration, and transaction structure and other material terms were determined, including how the parties agreed to and the basis underpinning the pre-transaction equity value ascribed to DeepGreen of $2.25 billion.

        Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
disclosure on pages 220 through 222 of the Amended Registration Statement.

18.     Staff   s Comment:

       Please discuss the key finding with the respect to the due diligence review of DeepGreen that each of K&E, ERM Consulting & Engineering, Inc. and Riveron Consulting, LLC provided SOAC between January 27, 2021 and
March 3, 2021.

        Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
disclosure on page 222 to remove references to the K&E, ERM Consulting& Engineering, Inc. and Riveron
Consulting, LLC diligence reports.

19.     Staff   s Comment:

          You disclose on page 206 that SOAC submitted non-binding term sheets or proposals to six potential business combination targets (including DeepGreen) that SOAC believed, based on, among other things, its and its
advisors    preliminary due diligence and evaluation and analysis, were most suitable for a business combination.
You further disclose on page 208 that in connection with the execution of the Letter of Intent that contained a binding exclusivity period, SOAC abandoned the other potential business combination opportunities. Revise to provide additional details explaining why SOAC did not pursue a potential business combination with each of the five alternative proposals.

        Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
disclosure on pages 220 and 221 of the Amended Registration Statement.
 20.        Staff   s Comment:

         We note the disclosure that following a discussion on or about December 18, 2020 with Nomura Securities
International, Inc. (Nomura), DeepGreen   s financial advisor, SOAC informed
Nomura that it wished to begin
discussions regarding a potential business combination involving SOAC and DeepGreen. Please clarify who initiated contact related to the initial business combination involving DeepGreen.

           Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the
disclosure on page 220 of the Amended Registration Statement.

                                                          8



The SOAC Board   s Reasons for the Business Combination

Valuation supported by financial analysis and due diligence, page 213

21.        Staff   s Comment:

         You disclose that the SOAC Board determined that the valuation
analysis conducted by SOAC   s
management team, based on the trading levels of comparable companies and the materials and financial projections provided by DeepGreen, supported the equity valuation of DeepGreen. Please disclose the financial projections provided by DeepGreen, including qualitative and quantitative disclosure of the material assumptions underlying these financial projections. In this regard, for example, we note the financial projections provided on slide 17 of the investor presentation filed in Exhibit 99.2 to your Form 8-K filed March 4, 2021.

           Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has included
DeepGreen   s financial projections for the years 2021 through 2027 on pages
228 through 229 of the Amended
Registration Statement. SOAC   s valuation analysis for the transaction was
supported by multiples of projected
EBITDA for NORI-D for the years 2026 and 2027 and, therefore, SOAC has only
disclosed DeepGreen   s financial
projections though 2027 in the Amended Registration Statement. A summary of the material assumptions underlying these projections is included on pages 153 through 159 of the Amended Registration Statement and in Section 19 of the NORI Technical Report Summary, which is filed as Exhibit 96.1 to the Amended Registration Statement.

Exhibits

22.        Staff   s Comment:

        Please file the Option and Services Agreement with Marawa and Kiribati. See Item 601(b)(10) of
Regulation S-K.

           Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that, upon due consideration of
Item 601(b)(10) of Regulation S-K, it has concluded that the Option Agreement and Services Agreement with
Marawa are not material contracts under Item 601(b)(10). This conclusion is based on a number of factors, including
that such agreements (i) were made in the ordinary course of DeepGreen   s
business and DeepGreen is not
substantially dependent upon any of such agreements or (ii) are otherwise
currently immaterial to DeepGreen   s
business. It is DeepGreen   s business to acquire the rights to areas in the
Clarion Clipperton Zone where polymetallic
nodules may be collected, explore such properties and extract mineral resources from such properties. To date, very limited offshore marine resource definition activities in the Marawa Contract Area have occurred and DeepGreen expects to commit future resources as contractually agreed with Marawa Research and Exploration Limited (MREL)
to evaluate the future commercial viability of any project in such area. DeepGreen has not completed adequate research to establish the economic viability of any project in the Marawa Contract Area. Further work will need to be conducted in order to assess the viability of any potential project in the Marawa Contract Area and such work will take several years until such assessment can be made. Given the lack of substantive mineral resource definition activities to date in the Marawa Contract Area and the uncertain viability of any project in such area, DeepGreen does not believe that the Marawa Contract Area property is currently a material property, as further explained in the response to Comment 6 above. Accordingly, DeepGreen is not substantially dependent on either of the Option
Agreement or Services Agreement with MREL and such agreements are currently not
material to DeepGreen   s
business. Based on the foregoing, SOAC has concluded that the agreements with MREL are not material contracts under Item 601(b)(10) of Regulation S-K. SOAC, DeepGreen and/or TMC intend to monitor and review such agreements with MREL and Kiribati and file the applicable agreements in the event that such agreements become material to DeepGreen in the future.

Exhibit 96.1 - Introduction, page 31

23.      Staff   s Comment:

         Please state the qualified persons responsible for sections 8.4 and
8.5 of your technical report.

         Response:

      SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC Consultants Ltd.
(   AMC   ) has revised Table 2.1 of the revised NORI Technical Report Summary filed as Exhibit 96.1 to the
Amended Registration Statement to state that AMC is the Qualified Person responsible for Sections 8.4 and 8.5.

                                                          9



Exhibit 96.1 - Sample preparation, analysis, and security, page 97

24.      Staff   s Comment:

        Please revise to discuss the opinion of the qualified person in regards to the adequacy of sample preparation, security, and analytical procedures, as required by Item 601 paragraph (96)(iii)(b)(8)(iv) of
Regulation S-K or, alternatively tell us where this information is located in your technical report summary.

         Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that the opinion of the
Qualified Person in regards to the adequacy of sample preparation, security, and analytical procedures is stated in
Section 9 (Data verification) of the NORI Technical Report Summary filed as
Exhibit 96.1 to the Amended
Registration Statement. AMC has also added such opinion to the first paragraph in Section 8 of the revised NORI
Technical Report Summary.

Exhibit 96.1 - Mineral Resource Estimate, page 127

25.      Staff   s Comment:

        We note your mineral resource estimate for NORI Area D was determined using a 4 kg/m2 abundance cut-off which was derived from the estimates of your costs and revenues presented in this Technical Report Summary.
Please disclose the detailed method of calculation using your metal prices, mining/processing costs, and metallurgical recoveries. See Item 601 paragraph (96)(iii)(b)(11)(iii) of Regulation S-K.

         Response:
         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC has added
disclosure relating to the method of calculation on pages 160 and 176 of the revised NORI Technical Report
Summary filed as Exhibit 96.1 to the Amended Registration Statement.

Exhibit 96.1 - Mineral Resource Classification, page 172

26.      Staff   s Comment:

        Please revise to discuss the qualified person   s opinion on whether
all issues relating to relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work as required by Item 601 paragraph (96)(iii)(b)(11)(vii) of Regulation S-K.

         Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC has revised the
disclosures in Section 11.2.16 and Section 11.3.10 of the revised NORI Technical Report Summary filed as Exhibit
96.1 to the Amended Registration Statement to include the Qualified Person   s
opinion that all issues relating to all
relevant technical and economic factors likely to influence the prospect of economic extraction can be resolved with further work.

                                                          10



Exhibit 96.1 - Market Studies, page 241

27.      Staff   s Comment:

         We note your price estimate forecasts were provided by CRU International Limited. Please disclose the preparation date for this market report and explain, with particularity, your reasons for using the selected prices, including the material assumptions underlying those price selections. This explanation must include disclosure of the time frame used to estimate the commodity price and unit costs for cut-off grade estimation, and the reasons justifying the selection of that time frame. See Item 601 paragraph
(96)(iii)(b)(11)(iii) of Regulation S-K.

         Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC has disclosed the
preparation date for the CRU report (October 23, 2020) in Section 16 of the revised NORI Technical Report
Summary filed as Exhibit 96.1 to the Amended Registration Statement and has included a detailed explanation of
AMC   s reasons for using the selected prices, including the material assumptions underlying those price selections.
We note that AMC has disclosed the time frame used to estimate the commodity prices and unit costs for cut-off grade estimation and the reason for justifying the selection of that time frame in Section 11.2.15 (Cut-off grade) of the revised NORI Technical Report Summary.

Exhibit 96.2 - Cut-off grade, page 175

28.      Staff   s Comment:

        We note your mineral resource estimate for TOML Areas were determined using a 4 kg/m2 abundance cut-off which was derived from the estimates of your costs and revenues presented in the NORI Technical Report
Summary. Please disclose the detailed method of calculation using your metal prices, mining/processing costs, and metallurgical recoveries. See Item 601 paragraph (96)(iii)(b)(11)(iii).

         Response:
          SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC has added
disclosure relating to the method of calculation on page 177 of the revised TOML Technical Report Summary filed as Exhibit 96.2 to the Amended Registration Statement.

Exhibit 96.2 - Mineral Resource Classification, page 176

29.       Staff   s Comment:

        We note your summary disclosure of the TOML Resources. Please separately report the TOML resources for Areas A, B, C, D, E, and F.

          Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC revised Table 11.9
on page 178 of the revised TOML Technical Report Summary filed as Exhibit 96.2 to the Amended Registration
Statement to separately report the TOML estimated mineral resources for TOML Areas A, B, C, D, E and F.

                                                          11



Exhibit 96.2 - Market Studies, page 196

30.       Staff   s Comment:

         We note your price estimate forecasts were provided by CRU International Limited. Please disclose the preparation date for this market report and explain, with particularity, your reasons for using the selected prices, including the material assumptions underlying those price selections. This explanation must include disclosure of the time frame used to estimate the commodity price and unit costs for cut-off grade estimation, and the reasons justifying the selection of that time frame. See Item 601 paragraph
(96)(iii)(b)(11)(iii) of Regulation S-K.

          Response:

         SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that AMC has disclosed the
preparation date for the CRU report (October 23, 2020) in Section 16 of the revised TOML Technical Report
Summary filed as Exhibit 96.2 to the Amended Registration Statement and has included a detailed explanation of
AMC   s reasons for using the selected prices, including the material assumptions underlying those price selections.
We note that AMC has disclosed the time frame used to estimate the commodity prices and unit costs for cut-off grade estimation and the reason for justifying the selection of that time frame in Section 11.6 (Cut-off grade) of the revised TOML Technical Report Summary.

General

31.       Staff   s Comment:

         Please provide your analysis to explain the vote threshold required thereunder for shareholder approval for the Business Combination Proposal to approve and adopt the Business Combination Agreement. In this regard, please tell us whether Sections 237.7 and 233.6 of the Caymans Islands Companies Act under the Cayman Islands
Companies Act (a plan of merger or consolidation shall be authorised by each constituent company by way of a special resolution) would be applicable.

          Response:

        SOAC acknowledges the Staff   s comment and respectfully advises that
SOAC is seeking shareholder
approval of the Business Combination Proposal pursuant to Article 49 of its Amended and Restated Memorandum
and Articles of Association (the    Articles   ). In particular, Section
49.2(a) of the Articles provides that SOAC must
 either submit a Business Combination (as defined in the Articles) to its shareholders for approval or provide its shareholders with the opportunity to have their public shares repurchased by means of a tender offer. Section 49.4 further provides that at any general meeting called for the purposes of approving a Business Combination, SOAC may consummate the Business Combination if it is approved by an ordinary resolution. Accordingly, as SOAC has determined to submit the Business Combination to its shareholders for approval, the Business Combination Proposal may be adopted upon the approval by holders of at least a majority of the ordinary shares present virtually, in person or represented by proxy, entitled to vote and actually vote at the extraordinary general meeting.

         Because the Business Combination Agreement contemplates that the Continuance will occur prior to the Share Exchange and Amalgamation, we respectfully advise the Staff that the Cayman Islands Companies Act will not be applicable to the Share Exchange and Amalgamation.

32.      Staff   s Comment:

         Please include the Annexes within the table of contents.

         Response:

        SOAC respectfully acknowledges the Staff   s comment and advises the
Staff that it has revised the table of
contents to include the Annexes.

                                                         12



          We hope that the foregoing has been responsive to the Staff   s
comments. If you have any questions related to this letter, please contact Julian Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely

By:                       /s/ Scott Leonard
Name:                     Scott Leonard
Title:                    Chief Executive Officer




Via E-mail:

cc: Julian Seiguer
   Kirkland & Ellis LLP




                                                     ANNEX A
                                                    CRU Report